Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Thomson Reuters Corporation (“Thomson Reuters”)

333 Bay Street

Suite 400

Toronto, Ontario

M5H 2R2

Item 2	Date of Material Change

January 30, 2018

Item 3	News Release

A news release was disseminated and filed on January 30, 2018.

Item 4	Summary of Material Change

On January 30, 2018, Thomson Reuters announced that it has signed a definitive agreement to enter into a strategic partnership with Blackstone. As part of the transaction, Thomson Reuters will sell a 55% majority stake in its Financial & Risk (“F&R”) business to a new acquisition vehicle formed by private equity funds managed by Blackstone (“King HoldCo”). Canada Pension Plan Investment Board (“CPPIB”) and an affiliate of GIC (“GIC”) will invest alongside Blackstone for the transaction (Blackstone, CPPIB and GIC are collectively referred to herein as the “Investors”). The transaction values the F&R business at approximately US$20 billion. Thomson Reuters will receive approximately US$17 billion in gross proceeds at closing (subject to purchase price adjustments) funded by US$14.5 billion of debt and preferred equity to be incurred by the partnership and a US$3 billion cash equity contribution by the Investors. Thomson Reuters will retain a 45% interest in the F&R business. Thomson Reuters will also maintain full ownership of its Legal, Tax & Accounting and the Reuters News (“Reuters”) businesses.

The F&R business provides a broad range of offerings to financial market professionals. Its global content sets include fundamentals, estimates and primary and secondary research. F&R also provides customers with tools, platforms, venues and services to enable fast, intelligent decision-making. The businesses that will comprise the new F&R partnership had 2017 revenues of approximately US$6 billion.

The new partnership will be managed by a 10 person board composed of five representatives from the Investors and four from Thomson Reuters. The President and CEO of the new partnership will serve as a non-voting member of the board following the closing of the transaction.

At the closing of the proposed transaction, F&R and Reuters will sign a 30-year agreement for Reuters to supply news and editorial content to the new partnership. Under the agreement, F&R will pay Reuters a minimum of US$325 million annually. For the duration of the news contract, Thomson Reuters will grant F&R a license to permit F&R to brand its information feeds and products/services with the “Reuters”

mark, subject to applicable limitations and restrictions set forth in a trademark license agreement.

Thomson Reuters plans to use the estimated US$17 billion of gross proceeds from the transaction as follows:

•	Pay down sufficient outstanding debt to allow the company to remain below its target net debt-to-EBITDA leverage ratio of 2.5x (debt repayment estimated at approximately US$3 billion).

•	Pay cash taxes, transaction expenses and other costs required to establish F&R as a standalone company and minimize the resulting stranded costs at Thomson Reuters (estimated at US$1.5 – US$2.5 billion).

•	Pursue organic and inorganic opportunities in the key growth segments of the company’s Legal and Tax & Accounting businesses (estimated at US$1 – US$3 billion).

•	Use the balance (estimated at US$9 – US$11 billion) to repurchase shares via a substantial issuer bid/tender offer made to all common shareholders following the closing of the transaction. The company expects its principal shareholder, The Woodbridge Company Limited (“Woodbridge”), will participate in the issuer bid/tender offer. Woodbridge intends to maintain its ownership in the 50% to 60% range.

After closing of the transaction, Thomson Reuters will focus its efforts on expanding its market segment positions and accelerating growth in its Legal, Tax & Accounting and Regulatory businesses. Thomson Reuters will be well capitalized with significant capacity for organic and inorganic growth, with expected pro forma net debt-to-EBITDA of approximately 2.1 times (excluding the US$1 – US$3 billion of proceeds retained for reinvestment). Thomson Reuters is also expected to benefit from its 45% retained interest in F&R over time.

The sale is subject to specified regulatory approvals and customary closing conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. The sale of a majority stake in F&R to King HoldCo is not subject to any financing condition. King HoldCo has obtained debt and equity commitments for the transaction. Thomson Reuters and the Thomson Reuters Founders Share Company Limited (the “Founders Share Company”) have agreed to make consequential modifications to the Trust Principles arrangements on closing to reflect the transaction. Thomson Reuters expects the transaction to close in the second half of 2018.

Transaction Agreement Summary

The following is a summary of certain provisions of the Transaction Agreement, which is qualified in its entirety by the full Transaction Agreement, a copy of which has been filed on SEDAR and furnished to the U.S. Securities and Exchange Commission on EDGAR.

•	Transaction Structure. At the closing of the transaction, Thomson Reuters will transfer certain specified entities, assets and liabilities related to the F&R business to King HoldCo to be owned 45% by Thomson Reuters and 55% by the Investors.

•	Purchase Price. US$17.3 billion in cash, of which US$275 million is expected to be from cash generated by the F&R business between January 1, 2018 and closing; any additional cash generated during this period will be shared by Thomson Reuters and King HoldCo on a 45%/55% basis. The purchase price will be subject to customary adjustments as of closing for cash, debt and certain other debt-like items.

•	Financing. The Investors have provided approximately US$3 billion in equity commitments to King HoldCo, subject to customary and limited conditions. Blackstone has arranged for US$13.5 billion in debt commitments to King HoldCo, subject to customary and limited closing conditions. In addition to common equity interests, the Investors will purchase from King HoldCo and hold 14.5% payment-in-kind preferred stock with a US$1 billion stated amount.

•	Warrants. The parties have agreed that the Investors and Thomson Reuters will each receive warrants from King HoldCo at the closing of the transaction. Thomson Reuters warrants will be exercisable upon an IPO or change of control of King HoldCo for up to 5% of King HoldCo’s equity if the total return to Blackstone is greater than a 20% internal rate of return at the determination date and the Investor warrants will be exercisable upon an IPO or change of control of King HoldCo for up to 5% of King HoldCo’s equity if the total return to Blackstone is less than a 16% internal rate of return at the determination date. Thomson Reuters’ ownership of King HoldCo’s equity could fluctuate between 42.9% and 47.6% depending on which party exercises its warrant and assuming no change to the ownership interests of the parties following the formation of King HoldCo.

•	Governmental Approvals. Antitrust filings are expected in the United States, European Union and certain other jurisdictions. Notifications and filings are also contemplated in the United States, United Kingdom and certain other jurisdictions related to the change of control of the F&R business’ regulated broker-dealer and trading businesses. The parties have agreed to cooperate and use reasonable best efforts to promptly make all necessary filings and obtain the required antitrust and regulatory approvals, subject to the terms of the Transaction Agreement.

•	Conditions to Closing. The closing of the transaction is subject to customary closing conditions, including receipt of certain governmental and regulatory approvals, absence of laws or injunctions prohibiting the closing, the accuracy of each party’s representations and warranties as of the closing (subject to customary materiality qualifiers) and each party’s material compliance with its respective covenants.

•	Termination Rights. Either party can terminate the Transaction Agreement in the following circumstances, among others: (i) if there is a permanent injunction or law prohibiting the transaction that has become final and non-appealable, (ii) if closing has not occurred by January 30, 2019 or (iii) if the other party has materially breached the agreement. In addition, Thomson Reuters can terminate the Transaction Agreement in the event that the conditions to the closing have been satisfied and King HoldCo refuses to close the transaction.

•	Reverse Termination Fee. King HoldCo must pay a US$350 million termination fee to Thomson Reuters in the following circumstances, among others: (i) King HoldCo breaches the Transaction Agreement in a manner that is the primary cause of the failure of the closing to occur or (ii) King HoldCo refuses to close the transaction when it would otherwise be required to do so.

•	Conduct of Business. Until closing, Thomson Reuters will be subject to customary covenants and restrictions requiring it to conduct the F&R business in the ordinary course and refrain from certain specified actions.

Other Agreements

Thomson Reuters expects to enter into certain other agreements upon the closing of the transaction. The following is a summary of certain key terms expected to be included in the definitive agreements.

Investor Rights

•	Board Rights. King HoldCo will initially have a 10-member board, five members to be appointed by the Investors, four by Thomson Reuters, and the CEO of King HoldCo (who will be a non-voting member). Each of Thomson Reuters and the Investors will have the right to appoint one non-voting board observer as long as they have board designation rights. If each of Thomson Reuters and the Investors transfers 25% of its ownership, they will lose the right to appoint one board member (provided that each will have the right to appoint at least one director if they own more than 10% of King HoldCo). If either Thomson Reuters or the Investors owns 10% or more of King HoldCo than the other, they will have the right to appoint at least one more director than the other party.

•

Consent Rights. Each of Thomson Reuters and the Investors will have consent rights over certain fundamental matters including, without limitation, related party transactions, any acquisition or disposition of assets or stock with a fair value of US$1 billion or greater, and any incurrence of indebtedness that would exceed a certain specified pro forma leverage ratio. The consent rights are subject to certain fall-away provisions.

•	Transfer and Liquidity Rights. Neither Thomson Reuters nor the Investors will be able to transfer any interest in King HoldCo, except (i) to certain affiliates, (ii) in a qualified IPO or after a qualified IPO has been consummated, (iii) after either party’s ownership interest has fallen below 10%, or (iv) pursuant to customary “tag-along” or “drag-along” rights (or a transfer by the Investors as permitted to initiate drag-along rights). The Investors will also have the ability to force a sale of King HoldCo involving at least 75% of the equity; however, before the fourth anniversary of closing, any such sale must generate an agreed upon return. There are no rights of first offer with respect to transfers of interests in King HoldCo.

•	Preemptive rights. Before an IPO, each party has preemptive rights with respect to any issuance of equity interests in King HoldCo (subject to limited exceptions).

•	Non-Compete. Until 18 months after Thomson Reuters’ ownership interest in King HoldCo falls below 10%, Thomson Reuters and King HoldCo will not offer or sell any products, services, software or solutions sold by the other at the time of closing (or reasonable substitutes), subject to customary exceptions. The sale of screening products (Thomson Reuters’ CLEAR and King HoldCo’s World-Check and EDD) will not be subject to the non-compete restrictions.

•	Non-Solicit and Non-Hire. For a nine-month period after the closing, King HoldCo and Thomson Reuters may not solicit executive or managerial employees of the other, and for a four-month period after closing, King HoldCo and Thomson Reuters may not hire employees of the other, subject to certain customary exceptions.

News Content License

•	Structure. For a 30-year term following closing, Reuters will continue to provide King HoldCo with the various categories of general news and financial content that it currently provides to the business for use in the F&R business.

•	Charges. King HoldCo will pay Reuters US$325 million per year, increased annually to adjust for inflation as well as to reflect any mutually agreed upon revisions to the content that Reuters provides.

•	Exclusive Financial Content. King HoldCo will have exclusivity over the categories of financial content that Reuters currently provides exclusively to the F&R business. However, Reuters will continue to have the right to publish such financial content that is of significant general news interest and necessary to comply with the Trust Principles.

•	General News Content. King HoldCo will receive a limited license for general news content, consistent with the F&R business’ use of such content at closing.

•	Sales to Competitors. Reuters will agree not to sell its general news content to financial services companies or a specified list of King HoldCo’s competitors.

Trademark License

•	Structure. For a 30-year term following closing, King HoldCo will have a royalty-free, exclusive license to use the “Reuters” mark on the products and services offered by the F&R business at closing (and any extensions that have substantially the same purpose) and as part of a business name selected by King HoldCo. King HoldCo will have the non-exclusive right to sell products and services under the business name it selects in the financial news field and the financial investigative and screening field.

•	Use of Licensed Marks. King HoldCo will agree to certain provisions intended to safeguard the good reputation and goodwill represented by the “Reuters” mark and will ensure adherence to the Trust Principle that the integrity, independence and freedom from bias will be fully preserved.

Transition Services

•	Thomson Reuters and King HoldCo will provide each other with various specified services on a transitional basis, consisting of the services that the various Thomson Reuters business lines currently provide to each other. Service fees will generally represent each party’s anticipated cost of providing the services, subject to certain exceptions and extension periods. Thomson Reuters and King HoldCo will generally split the initial US$50 million of post-closing consent, migration, stranded and other separation costs and expenses equally. All costs in excess of US$50 million will be borne by King HoldCo.

Other Content

•	Thomson Reuters and King HoldCo will continue to provide each other with specified content consistent with the content that the various Thomson Reuters business lines currently provide to each other.

Modifications to Trust Principles Arrangements

•	Trust Principles. The first and third Trust Principles will be amended as of closing to refer to Reuters rather than Thomson Reuters, so that the Trust Principles will read as follows:

•	that Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•	that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions and others with whom Reuters has or may have contracts;

•	that Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

•	Thomson Reuters Portfolio Changes. The Founders Share Company will agree that business portfolio changes within the Thomson Reuters group, however structured, will not require its consent or be considered to be inconsistent with the first Trust Principle, unless they involve a direct or indirect sale of Reuters to a third party (or transactions having a similar effect) or effect or permit material acquisitions to or dispositions from the business of Reuters.

•	Reporting. Thomson Reuters’ obligations under the Deed of Mutual Covenant to keep the Founders Share Company informed of material matters will include reporting on King HoldCo’s compliance with the News Content License and Relationship Agreement and Trademark License Agreement it enters into with Reuters on closing.

•	Independent Business Unit. Prior to closing, Thomson Reuters will establish a corporate structure for Reuters to operate as an independent business unit within the Thomson Reuters group.

•	Support Agreement. The Founders Share Company, Thomson Reuters and Reuters will enter into a new support agreement as of closing that will include the following terms:

•	Reuters will invest all of the license fees payable under the News Content License and Relationship Agreement in its business for the term of that agreement.

•

Reuters will agree to enforce its rights, and use best efforts to comply with its obligations under the News Content License and Relationship Agreement and notify the Founders Share Company upon becoming aware of any material breach or threatened material breach of that agreement. Reuters will agree not to amend the News Content License and Relationship Agreement in a manner that would negatively impact the annual fee payable thereunder, significantly increase Reuters’ costs without reimbursement or amend any provision related to the Trust Principles, in any case without the Founders Share Company’s prior written consent. Thomson Reuters will agree to cause Reuters to comply with the foregoing obligations.

•	Thomson Reuters and Reuters will agree to enforce their respective rights, and use best efforts to comply with their respective obligations, under the Trademark License Agreement described above. Thomson Reuters and Reuters will agree to notify the Founders Share Company upon becoming aware of any material breach or threatened material breach of the Trademark License Agreement. Thomson Reuters and Reuters will agree not to amend any provisions of the Trademark License Agreement related to the Trust Principles without the Founders Share Company’s prior written consent.

•	Thomson Reuters will provide Reuters with access to capital and shared services on a basis that is consistent with the terms provided to other Thomson Reuters business units.

•	Reuters will provide news services to other Thomson Reuters business units, consistently with past practices.

•	Without the prior written consent of the Founders Share Company, Thomson Reuters will not effect, directly or indirectly, a sale of Reuters to a third party (or transactions having a similar effect) or effect or permit material acquisitions to or dispositions from the business of Reuters.

•	Thomson Reuters will not, and will cause its subsidiaries not to, compete, directly or indirectly, with the business of Reuters, subject to exceptions of a customary nature.

•	Within 120 days after the end of each fiscal year, Thomson Reuters will provide the Founders Share Company with annual audited financial statements and associated reporting for Reuters.

•	The Founders Share Company will acknowledge and agree that Thomson Reuters’ performance of its obligations under the Reuters Support Agreement will satisfy the fifth Trust Principle as it relates to news. Following the first five years and at such times thereafter as Thomson Reuters and the Founders Share Company shall mutually agree, each will have the right to reassess whether performance of Thomson Reuters’ obligations under the Reuters Support Agreement continues to satisfy the fifth Trust Principle as it relates to news. Such reassessment will be made on the basis of criteria that are mutually agreed to by the parties in advance, acting reasonably and in good faith. In the event of a change of control of Thomson Reuters or Reuters or on termination of the News Content and Relationship Agreement, the Founders Share Company will be entitled to review the adequacy of the Support Agreement in light of the changed circumstances.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

Please see the news release attached as Schedule “A” for a full description of the material change. A copy of the Transaction Agreement has been filed on SEDAR and furnished to the U.S. Securities and Exchange Commission on EDGAR.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this material change report.

Item 8	Executive Officer

For further information, please contact Deirdre Stanley, Executive Vice President and General Counsel, at +1 (646) 223-8756.

Item 9	Date of Report

February 5, 2018

Schedule “A”

Thomson Reuters and Blackstone Announce Strategic Partnership for

Thomson Reuters Financial & Risk (F&R) Business

•	Blackstone to acquire 55% interest in F&R with Thomson Reuters to retain 45% stake
◇	Values F&R business at ~$20 billion – Thomson Reuters to receive ~$17 billion in gross proceeds
◇	Partnership expected to strengthen F&R’s growth trajectory
◇	Reuters News remains part of Thomson Reuters: F&R to enter into 30-year agreement to secure access to news services provided by Reuters for a minimum of $325 million annually
◇	Thomson Reuters plans to use net proceeds to invest in its core Legal and Tax & Accounting units, pay down debt and repurchase shares

•	Full-year 2017 results expected to meet or exceed guidance (to be released on February 8)
◇	On an IFRS basis, full-year revenues expected to increase 1%; Operating profit expected to increase approximately 25%; Diluted earnings per share (EPS) expected to decrease approximately 50% (as the prior-year period included $2 billion gain on the sale of IP & Science)
◇	Full-year adjusted EBITDA margin expected to be between 30.1% and 30.4% and
◇	Full-year adjusted EPS expected to be between $2.48 and $2.51 vs. $1.79 for the prior year – on a non-IFRS basis
◇	Annual dividend maintained at $1.38

TORONTO, January 30, 2018 – Thomson Reuters (TSX/NYSE: TRI) today announced that it has signed a definitive agreement to enter into a strategic partnership with Blackstone. As part of the transaction, Thomson Reuters will sell a 55% majority stake in its F&R business to private equity funds managed by Blackstone. The transaction values the F&R business at approximately $20 billion. Thomson Reuters will receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments) funded by $14 billion of debt and preferred equity to be incurred by the partnership and a $3 billion cash equity contribution by Blackstone. Thomson Reuters will retain a 45% interest in the F&R business. Thomson Reuters will also maintain full ownership of its Legal, Tax & Accounting and the Reuters News businesses. Canada Pension Plan Investment Board (CPPIB) and GIC will invest alongside Blackstone for the transaction.

The F&R business provides a broad range of offerings to financial market professionals. Its global content sets include fundamentals, estimates and primary and secondary research. F&R also provides customers with tools, platforms, venues and services to enable fast, intelligent decision-making. The businesses that will comprise the new F&R partnership had 2017 revenues of approximately $6 billion.

“This deal strengthens F&R and should accelerate its growth and benefit its customers across the sell-side, buy-side and trading venues. Blackstone’s strong relationships in the financial services industry and long and successful history of corporate partnerships will help F&R provide new and innovative products and services, drive further efficiencies and navigate ongoing industry consolidation,” said Jim Smith, president and chief executive officer of Thomson Reuters.

“I am proud of the F&R organization and all of the hard work that has gone into turning around the business over the last six years. Today’s announcement reflects the strength of the F&R business and its future potential. We believe F&R will be even stronger with Blackstone as a partner. The transaction will provide immediate value to Thomson Reuters shareholders and our ownership interest in F&R will enable Thomson Reuters to participate in the future upside of the business.”

Martin Brand, a Senior Managing Director at Blackstone, said: “We are excited to partner with Thomson Reuters – one of the most trusted companies in financial technology. The F&R division has tremendous assets, including a world-leading data business, essential risk and compliance solutions, OTC trading venues, wealth management software, and a strong desktop business. The partnership with Blackstone provides an opportunity to increase efficiency and accelerate revenue growth through innovation and focus on creating uniquely compelling products for F&R’s customers.”

Joe Baratta, Blackstone’s Global Head of Private Equity, said: “We are delighted to partner with Thomson Reuters in continuing to grow the F&R business. This is a landmark transaction for Blackstone and our investment partners.”

The new partnership will be managed by a 10 person board composed of five representatives from Blackstone and four from Thomson Reuters. The President and CEO of the new partnership will serve as a non-voting member of the board following the closing of the transaction.

At the closing of the proposed transaction, F&R and Reuters News will sign a 30-year agreement for Reuters to supply news and editorial content to the new partnership. Under the agreement, F&R will pay Reuters a minimum of $325 million annually. For the duration of the news contract, Thomson Reuters will grant F&R a license to permit F&R to brand its information feeds and products/services with the “Reuters” mark, subject to applicable limitations and restrictions set forth in a trademark license agreement.

“Reuters News will maintain complete editorial freedom, and continue to operate under the Trust Principles. There has never been a more important time for providing trusted news, and that is what Reuters will continue to deliver on with accuracy and integrity,” added Smith.

Thomson Reuters plans to use the estimated $17 billion of gross proceeds from the transaction as follows:

•	Pay down sufficient outstanding debt to allow the company to remain below its target net debt-to-EBITDA leverage ratio of 2.5x (debt repayment estimated at approximately $3 billion).

•	Pay cash taxes, transaction expenses and other costs required to establish F&R as a standalone company and minimize the resulting stranded costs at Thomson Reuters (estimated at $1.5–$2.5 billion).

•	Pursue organic and inorganic opportunities in the key growth segments of the company’s Legal and Tax & Accounting businesses (estimated at $1–$3 billion).

•	Use the balance (estimated at $9–$11 billion) to repurchase shares via a substantial issuer bid/tender offer made to all common shareholders following the closing of the transaction.

◇	The company expects its principal shareholder, Woodbridge, will participate in the issuer bid/tender offer. Woodbridge intends to maintain its ownership in the 50% to 60% range.

After closing of the transaction, Thomson Reuters will focus its efforts on expanding its market segment positions and accelerating growth in its Legal, Tax & Accounting and Regulatory businesses. Thomson Reuters will be well capitalized with significant capacity for organic and inorganic growth, with expected pro forma net debt-to-EBITDA of approximately 2.1 times (excluding the $1–$3 billion of proceeds retained for reinvestment). Thomson Reuters is also expected to benefit from its 45% retained interest in F&R over time.

The sale is subject to specified regulatory approvals and customary closing conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. The sale of a majority stake in F&R to Blackstone is not subject to any financing condition. Blackstone has obtained debt and equity commitments for the transaction. Thomson Reuters and the Thomson Reuters Founders Share Company have agreed to make consequential modifications to the Trust Principles arrangements on closing to reflect the transaction. Thomson Reuters expects the transaction to close in the second half of 2018.

Guggenheim Securities, LLC (lead), TD Securities Inc., and Centerview Partners LLC are serving as advisors to Thomson Reuters. Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Thomson Reuters for the transaction, with Torys LLP serving as Canadian legal counsel. Norton Rose Fulbright is serving as legal counsel to the Thomson Reuters Founders Share Company. Canson Capital Partners, BofA Merrill Lynch, Citigroup, and J.P. Morgan are acting as financial advisors to Blackstone. Debt financing related to the transaction is being provided by J.P. Morgan, BofA Merrill Lynch, and Citigroup. Simpson Thacher & Bartlett LLP is acting as legal counsel to Blackstone.

Thomson Reuters Reports Expectations for Fourth-Quarter and Full-Year 2017 Results

Thomson Reuters today also announced that it expects to meet its previously announced outlook for 2017, and reported its expectations for the fourth-quarter and full-year ended December 31, 2017.

Fourth-quarter 2017 / IFRS basis

•	The company expects to report revenues between $2.9 billion and $2.95 billion, up approximately 3% from the prior-year period (up approximately 1% on a constant currency basis).

•	Operating profit is expected to be between $440 million and $450 million, up approximately 50% primarily because the prior-year period included $212 million of severance charges.

•	Diluted EPS is projected to be down approximately 75% primarily due to a $2 billion gain realized in 2016 on the sale of the company’s IP & Science business.

Fourth-quarter 2017 / non-IFRS basis

•	The company expects to report adjusted EBITDA between $870 million and $880 million and an adjusted EBITDA margin between 29.5% and 29.8%.

•	The company also expects to report adjusted EPS between $0.58 and $0.61.

Full-year 2017 / IFRS basis

•	The company expects to report revenues between $11.3 billion and $11.35 billion, up approximately 1% from the prior year (up approximately 2% on a constant currency basis).

•	Operating profit is expected between $1.74 billion and $1.76 billion, up approximately 25% from the prior year.

•	Diluted EPS is projected to be down approximately 50% from 2016, primarily due to a $2 billion gain realized in 2016 on the sale of the company’s IP & Science business.

Full-year 2017 / non-IFRS basis

•	The company expects to report adjusted EBITDA between $3.4 billion and $3.45 billion and an adjusted EBITDA margin between 30.1% and 30.4%.

•	The company also expects to report adjusted EPS of between $2.48 and $2.51.

Full results for the fourth-quarter and full-year 2017 will be released on Thursday, February 8, 2018.

Dividend

On January 30, 2018, the Thomson Reuters board of directors approved maintaining the dividend at $1.38 per common share. A quarterly dividend of $0.345 per share is payable on March 15, 2018 to common shareholders of record as of February 22, 2018.

Thomson Reuters will hold a conference call to discuss additional details related to the proposed transaction today at 6:00 PM Eastern Time. A live webcast of the conference call will be available on the Investor Relations section of www.thomsonreuters.com.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

Blackstone

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our asset management businesses, with over $385 billion in assets under management, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin, adjusted EPS and net debt. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. You can find additional information about our use of non-IFRS financial measures in our most recent annual and quarterly reports which are available on www.thomsonreuters.com.

THOMSON REUTERS SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including Mr. Smith’s remarks, the company’s current expectations regarding the timing for closing of the transaction, its uses of proceeds and 2017 fourth-quarter and full-year financial results. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the parties’ ability to receive regulatory approvals and satisfy conditions to closing as well as other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that a transaction involving all or part of the F&R business will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, securities of the company, nor is it a substitute for any issuer bid, tender offer or other documents that may be filed by the company with the Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission.

CONTACT

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com